Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: November 8, 2016

The following transcript is for a video interview made publicly available by bloomberg.com:

Lorenzo Simonelli:
I gave Martin a call to discuss opportunities of collaboration around big data.  As you know, GE is the digital industrial company and we formed, really, an industrial operating system called Predix that we want to take to the oil field, and so discussion started out on how we could really move upstream with the big data analytics of Predix, and from there we started to get an understanding of, really, the complementary portfolio between the two companies, and also what we could provide to our customers from what we view as a full stream capability.  That’s really what we’ve announced today also, through the transaction, is providing our customers a new Baker Hughes that really has the full complimentary portfolio of going from upstream all the way to downstream with big data.

Alix Steel:	Right. Martin, did anyone else try and get you in the meantime?
Martin Craighead:
Well, you know, Alix, thanks for having us on this morning.  I’m not going to comment on that, but I was very intrigued when Lorenzo reached out to me, and I can tell you that the conversation quickly grew in terms of the scope of what the possibility was.  So, you know, we land here today, it’s been a pretty rapid journey, and it’s been, you know, one that just makes so much sense for both sets of shareholders, both sets of employees, and most important, our customers.

Alix Steel:
Right.  So, Martin, let’s actually get to some of those synergies.  Four hundred million dollars of revenue synergies; is that a hard number, or does that grow?  Because it would seem like with GE’s tremendous pipeline the synergies could be much bigger than four hundred million.

Martin Craighead:
Well, that’s exactly right, Alix.  We think that’s a pretty modest projection.  Again, if you’re able to play in a much broader array of the oil and gas sector, and you couple upstream, our domain, with GE’s more midstream, downstream domain, then you can go to the customer community, Alix, and have a conversation about reducing their dollars per barrel, improving their recovery factors, optimizing their production profiles, All of the urgent issues that are facing the customers.

Nobody can do that right now, and we’re looking forward to getting this through the regulatory environment as quickly as possible, and being able to act as one seamless, as Lorenzo says, fullstream oil and gas industrial company.

Alix Steel:
So, one quick follow-up to that, Martin, and then, Lorenzo, I’ll get back to you.  Can you expand on that four hundred million dollars’ worth of synergies?  Does it get to a billion?  Where do you see it getting to?

Martin Craighead:
Well, you know, I don’t want to put a limit on it.  As I said, the four hundred million is a very modest number.  You tell me what the oil price will be two years from now and what our customer spending patterns will be, I think that number could go well north based on what the spend pattern is out there, and where that spending is occurring.  Right now we have a big bias in North America, a little bit of a pickup in the Middle East, but the offshore arena is still, you know, facing some headwinds.  But you know, again, whatever the global economy looks like and global oil prices will very much drive that synergy number, but make no doubt about it, Alix, that four hundred million is a modest projection at this stage.

Alix Steel:	Martin, if I knew those answers to your questions, I would not be sitting right here.
Martin Craighead:	Nor would I.
Alix Steel:
Lorzeno, that brings us to the question of “Why now?” because this deal is so levered to what the oil price will be.  Your oil price is relatively conservative.  You said on the call between $45 and $60.  Why was today the right time to do this deal?

Lorenzo Simonelli:
Well, as you look at giving value to our customers and also to our investors, this is the right time, and actually, we’ve modeled this transaction in multiple scenarios, even in a downside case where oil maintains its current levels, and this is still attractive from an investor perspective, and provides accretive nature of value, and when you look at the complimentary nature, but also what we’re able to do to differentiate ourselves with the customers by bringing in the GE Store, and then also the cost synergies.  You know, we’ve got a modest cost synergy profile of 4.5% of our 2020 spend, and again, you get that through the product cost-out initiatives, the footprint, the ability to take the manufacturing excellence into the Baker Hughes manufacturing footprint, so we see this as being the right time, and really providing value to when our customers need it in each of the segments, and the cost per barrel is what we’re going after.

Alix Steel:
Martin, moving to the regulatory landscape here, you were burned pretty bad.  The Halliburton-Baker Hughes merger was tied up for years, and it didn’t wind up getting done.  Do you expect regulators to look at the GE-Baker Hughes deal like it did Halliburton and Baker Hughes?

Martin Craighead:
Well, you know, it’s a very different set of circumstances, Alix.  This is of, as we said on the investor call this morning, very little overlap.  You know, it does have a grouping of jurisdictions around the world like any large global transaction, but we’ve done our homework.  Both sides have.  We have very competent outside counsel on both sides, and we think that the customer community is going to be very supportive of this for some of the reasons that Lorenzo mentioned, in terms of brining that synergy and being able to help them get their cost down, which is only going to occur as a result of bringing these capability sets from both Baker Hughes and GE together, so as the regulatory bodies should, they’re going to look at competition, they’re going to look at any concentration in markets, and they’re going to look at what this does for the customer, the end user.  In this particular case, and you’re right, we’ve got some experience at this, we feel very comfortable with the outlook on this one, Alix.

Alix Steel:
One area that it seems like there is overlap though is artificial lifts.  You know Baker Hughes has 16% share of that, GE about 14% share.  Lorenzo, do you feel like you’re going to be forced to spin off any assets to satisfy regulatory concerns with that?

Lorenzo Simonelli:
I think it’s early days to say that.  We’ve got to go through the process and work with the DOJ, and we’ll be proactive in that.  If you look at the segmentation, there’s various aspects of offshore, onshore, so give us time to work through that.  We think that, again, we will do what it takes to work through any items and work constructively with the Department of Justice.

Alix Steel:
But Lorenzo, on the topic of divestitures, it is well known that you originally only wanted certain parts of Baker Hughes assets portfolio, now you have the whole enchilada.  Over the coming years are you going to be looking to sell off the stuff you didn’t want in the first place?

Lorenzo Simonelli:
No, I’d just like to correct that.  I think what we had was an opportunity through the Halliburton and Baker Hughes initial transaction, which only a few of the assets were available, and now we’re able to take what is a great brand, a great company, and bring it into a better portfolio within the new Baker Hughes, so it’s actually an outcome that we’re very happy about.

Alix Steel:
But Martin was laughing when I said that, I’ve just got to be honest.  Alright, my last question, Martin, goes to you.  We talked a lot about the industry, and I want to see when you see pricing power coming back for the oil services company.  When do you start to get to raise prices?

Martin Craighead:
That’s a great question, Alix.  You know I think it’s going to come back in pockets geographically as well as pockets within the respective portfolios.  Everything else being equal right now, if we just kind of project, as we’ve said on our earnings call last week, we see a slow grind up in North America.  We believe that our customer community needs something around 55, between 55 and 60 for some durable period of time, depending on that particular E&P company, to where they have the confidence that they can begin deploying capital in a meaningful way.  Once that happens, depending on the product line, particularly your technology-based ones, you’ll get price traction pretty quickly.  As I said on the call last week, some of our high-end directional drilling services pretty much sold out, so I would expect there; artificial lifts, secondly.  I think some of your areas around pressure pumping and fracking, as you know it, could be a little bit slower to get pricing.  International, certainly Middle East is already picking up, and some of the offshore markets, as I said earlier, are going to be a little slower to recover, but this combination of these two companies comes together, helping our customers get their cost per barrel down, should bring this whole activity curve forward a little bit.  So, you know, that’s one man’s view of what the world looks like in oil and gas.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes Incorporated (“Baker Hughes”), Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 2, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.